Exhibit 99.1

BOSS
直聘

看準科技有限公司
KANZHUN LIMITED

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立以同股不同權控制的有限責任公司)

Stock Code 股份代號：2076

BOSS
直聘

2026 Interim Report
中期報告

CONTENTS

COMPANY INFORMATION

EXECUTIVE DIRECTORS

Mr. Peng Zhao (趙鵬)
(Founder, Chairman and Chief Executive Officer)
Mr. Tao Zhang (張濤)
Mr. Xu Chen (陳旭)
Ms. Yang Mu (穆陽)
Ms. Xiehua Wang (王燮華)

NON-EXECUTIVE DIRECTOR

Mr. Haiyang Yu (余海洋)

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)
Ms. Hongyu Liu (劉虹瑜)

AUDIT COMMITTEE

Ms. Hongyu Liu (劉虹瑜) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Mr. Yan Li (李延)

COMPENSATION COMMITTEE

Mr. Yonggang Sun (孫永剛) *(Chairperson)*
Mr. Peng Zhao (趙鵬)
Mr. Yan Li (李延)

NOMINATION COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Mr. Peng Zhao (趙鵬)
Ms. Hongyu Liu (劉虹瑜)

CORPORATE GOVERNANCE COMMITTEE

Mr. Yan Li (李延) *(Chairperson)*
Mr. Yonggang Sun (孫永剛)
Ms. Hongyu Liu (劉虹瑜)

JOINT COMPANY SECRETARIES

Ms. Huaiyuan Liang (梁懷元)
Mr. Wing Yat Christopher Lui (呂穎一)

AUTHORISED REPRESENTATIVES

Mr. Peng Zhao (趙鵬)
Mr. Wing Yat Christopher Lui (呂穎一)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

21/F, GrandyVic Building
Taiyanggong Middle Road
Chaoyang District, Beijing
100028, People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1918, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman, KY1-1104
Cayman Islands

COMPANY INFORMATION

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F, Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

COMPLIANCE ADVISOR

Guotai Junan Capital Limited
27/F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman, KY1-1102
Cayman Islands

HONG KONG LEGAL ADVISOR

Skadden, Arps, Slate, Meagher & Flom and affiliates
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

PRINCIPAL BANK

China Merchants Bank, Beijing
Taiyanggong branch
No. 21, Taiyanggong South Street
Chaoyang District
Beijing
China

STOCK SHORT NAME

BOSS ZHIPIN-W

STOCK CODES

HKEX Stock Code: 2076
Nasdaq Stock Ticker: BZ

COMPANY WEBSITE

https://ir.zhipin.com/

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the six months ended June 30,		
	2025 (Unaudited)	**2026 (Unaudited)**	Change (%)
	(RMB in thousands, except percentages)		
Revenues	4,025,710	**4,467,395**	11.0%
Income from operations	1,090,986	**1,486,848**	36.3%
Income before income tax expenses	1,396,333	**3,917,329**	180.5%
Net income	1,223,268	**3,068,122**	150.8%
Adjusted net income (non-GAAP financial measure)	1,704,757	**1,885,390**	10.6%

Non-GAAP Financial Measure

In addition to net income, the Company also uses adjusted net income (non-GAAP financial measure) to evaluate operating performance. The Company defines adjusted net income (non-GAAP financial measure) as net income excluding the impact of share-based compensation expenses and net gains from investments in an investee company.

The Company has included this non-GAAP financial measure because it is a key measure used by the Company's management to evaluate operating performance, as it facilitates comparisons of operating performance from period to period. Accordingly, the Company believes that it provides useful information to investors and others in understanding and evaluating the Company's operating results in the same manner as the Company's management team and the Board do.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as an analytical tool; and when assessing the Company's operating performance, investors should not consider it in isolation or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The table below sets forth an unaudited reconciliation of adjusted net income (non-GAAP financial measure) to net income for the periods indicated:

	For the six months ended June 30,	
	2025 (Unaudited)	**2026 (Unaudited)**
	(RMB in thousands)	
Net income	1,223,268	**3,068,122**
Add: Share-based compensation expenses	481,489	**377,423**
Less: Net gains from investments in an investee company[(1)]	–	**(1,560,155)**
Adjusted net income (non-GAAP financial measure)	1,704,757	**1,885,390**

(1) Represents gains arising from fair value changes of investments in an investee company, net of related income tax expenses. For the six months ended June 30, 2026, the pre-tax investment income was RMB2,080.2 million, and related income tax expenses were RMB520.1 million.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

For the six months ended June 30, 2026, our average MAU reached 65.5 million, representing an 8.1% increase from 60.6 million for the six months ended June 30, 2025. Our average DAU/MAU for the six months ended June 30, 2026 achieved 24.4%. We have not only reinforced our market leadership but also validated the success of our strategy to penetrate diverse user segments, as evidenced by the growing proportion of blue-collar workers, users from lower-tier cities, and small-to-medium enterprise clients, underscoring our sustained growth potential.

The Company maintained strong growth momentum in the first half of 2026, delivering continued rapid growth in both revenue and profit while further strengthening our ability to serve users. Several key operating metrics, including user scale, user engagement and user satisfaction, reached record highs, further reinforcing the Company's industry-leading position and competitive advantages.

The Company remains steadfast in its user-centric business philosophy, while our key growth drivers continued to perform strongly. The Company rapidly expanded our reach among the blue-collar sector, small-to-medium enterprises, and users in lower-tier cities, which are the groups traditionally served by offline recruitment channels. At the same time, we streamlined the user journey and enhanced the overall service experience while maintaining a focus on recruitment safety.

In areas where we have established strengths, including white-collar and higher-tier cities recruitment, we enhanced our refined operating capabilities and deepened our services. Drawing on years of industry insights and big-data analytics, we were able to address the recruitment demands of different industries and job categories with greater accuracy. We also strengthened our relationships with large state-owned enterprises and strategic customers by providing tailored recruitment solutions.

The Company remained firmly committed to investing in the development of its AI foundation models, while actively advancing the adoption and application of AI across its technology, products, monetization and operations.

The Company's Nanbeige Lab open-sourced Nanbeige4.2-3B, a compact model built on the Looped Transformer architecture to deliver greater representational capacity. Supported by optimized data pipelines spanning reasoning, agentic capabilities and other areas, the model has only 3 billion parameters but outperforms a range of larger, industry-leading models. This further builds on the leading position in compact models established by Nanbeige4.1-3B. Recently, Nanbeige4.2-3B topped the small model evaluation leaderboard published by Artificial Analysis.

For job seekers, the Company's AI job-seeking tool can now provide support throughout the entire job-seeking journey. Through multi-turn conversations, the tool can gain a deeper understanding of users' job preferences, help refine their resume, offer career direction advice, and recommend opportunities beyond standardized job categories based on the platform's extensive data. It can also help users assess their fit for specific roles, conduct AI-powered mock interviews, and provide suggestions and feedback on their interactions with enterprise users. Even after users secure a position, the tool can continue to help them stay informed about recruitment trends in their industries.

For enterprise users, the Company continued to enhance its AI-powered offerings, including AI sourcing, AI-assisted chats, AI-powered candidate delivery service and AI interviews. Together, these products and features provide more comprehensive solutions across the recruitment process, from candidate matching and screening to outreach, initial interest communication and large-scale interview coordination. They help users improve recruitment efficiency and conversion rates, while enabling the Company to deliver greater service depth and value to each user. AI is also enabling the Company to evolve its business model beyond traffic-based matching toward a broader, scalable, closed-loop recruitment delivery model.

BUSINESS REVIEW AND OUTLOOK

Meanwhile, the Company's AI-powered commercial offerings, which deliver interested candidates for high-end white-collar and gold-collar roles as well as large-scale blue-collar recruitment, recorded strong growth in the first half of the year. The number of enterprise customers served, the volume of interested candidates delivered and the average service fee per enterprise customer all increased significantly.

The Company actively applied AI across its operations and management, including customer service, security reviews, marketing and sales management. As our services scaled rapidly, headcount across our major business functions remained stable, allowing us to maintain service quality while continuing to improve efficiency.

Management Commentary

Mr. Jonathan Peng Zhao, Founder, Chairman and Chief Executive Officer of the Company, remarked, "We are delighted to report that the Company continued to deliver strong sets of financials, with both revenue and profit growth accelerating. Multiple operating metrics reached record highs in the second quarter, with average monthly active users on the BOSS Zhipin app surpassing 70 million for the first time, further reinforcing the Company's industry-leading position and competitive moat.

We are continuing to invest firmly in our AI foundation model capabilities, while advancing the rollout of AI across both our user-facing and commercial products. We have applied AI to improve job-seeking and recruitment efficiency and matching accuracy, and we have also extended these capabilities across the full recruitment process, including AI-hosted or AI-assisted chats and AI interviews. These initiatives have received positive user feedback, and our initial commercialization efforts point to substantial market potential.

At the same time, we place great importance on delivering value to our shareholders. The Company has declared an annual dividend of approximately US$230 million. Together with over US$300 million of share buybacks completed[1] year-to-date, total shareholder returns through dividends and share buybacks this year have already exceeded 100% of the prior year's adjusted net income."

Ms. Wenbei Wang, Deputy Chief Financial Officer of the Company, added, "The Company continued to deliver high-quality growth in the second quarter, with revenue up 14.1% year-on-year, accelerating from the first quarter, alongside a year-on-year improvement in margins. During the second quarter, we sponsored the 2026 FIFA World Cup, and earned positive market feedback. By harnessing AI across our operations to enhance operating and management efficiency, combined with strong operating leverage, in the second quarter, our income from operations grew 32.6% year-on-year, and our operating margin expanded by 5.0 percentage points, further validating the efficiency of our business model and the strength of our management execution.

We remain firmly committed to shareholder returns, with healthy cash flow and ample cash reserves supporting our share buyback and dividend arrangements."

Our Platform

We connect job seekers and enterprise users in an efficient and seamless manner mainly through our highly interactive BOSS Zhipin mobile app, which together with our other mobile apps and mini programs create a vibrant network. We are relentlessly focused on enhancing user experience by delivering efficient, intuitive and convenient experience to them throughout the recruitment cycle.

We adopted the "direct recruitment model" that captures the essence of real-world recruitment scenarios through innovatively embedding two-way communication and double-sided recommendation into the online recruitment process on a mobile-native platform, which has proven to be more efficient and effective, delivering better outcomes for both job seekers and enterprises.

1 share buybacks completed either directly or through the trust under our share incentive plan.

BUSINESS REVIEW AND OUTLOOK

Our Services

Our services are purposely designed for improving job hunting and recruitment efficiency to elevate user experience.

- ***For enterprise user*** We provide direct recruitment services that allow enterprise users to post jobs, receive personalized candidate recommendations, engage in direct communication and receive resume upon mutual consent. We also offer an expanding range of value-added tools to further enhance recruitment efficiency.

  Meanwhile, AI capabilities were integrated into the recruitment and job-seeking process through various AI functions, including but not limited to AI sourcing, AI-hosted or AI-assisted chats, and AI-powered candidate delivery services.

- ***For job seeker*** We provide job-seeking services that allow job seekers to receive job recommendations, initiate direct chats and deliver resumes upon mutual consent. We also provide value-added tools that help them better prepare for their job hunt.

Our Monetization Model

We provide recruitment and job-seeking services to both enterprise users and job seekers and generate most of our revenue from paid services offered to enterprise users.

For enterprise users, we offer direct recruitment services that allow them to post jobs and communicate with job seekers, which can be free or paid based on an innovative connection-oriented monetization strategy, supplemented by paid value-added tools to further enhance their recruitment efficiency as part of our overall recruitment services to the enterprise users.

For job seekers, we offer job-seeking services to communicate with employers for free and paid value-added tools to help job seekers better prepare for their job hunt and assess their candidacy.

Sales and Marketing

We empower our sales team with our proprietary CRM system by helping them identify employers with demand and a willingness to engage in bulk purchases or pay for more specialized services, which enables our sales team to effectively engage these enterprises. Our CRM system allows our sales team to target high-potential customers more effectively and apply data-driven strategies that improve conversion rates.

We pay to acquire user traffic from online third-party channels, mainly including app stores, search engines, info feeds and social networking platforms. We also benefit from organic traffic through word-of-mouth and brand recognition. We believe brand recognition is critical to our ability to continue to attract new users. To promote our brand image, we have launched various marketing initiatives, including outdoor advertising, TV advertising, video advertising, and marketing campaigns in major national and international events.

BUSINESS REVIEW AND OUTLOOK

Recent Developments

Declaration of Annual Cash Dividend

Under the Company's annual dividend policy, the Board has approved an annual cash dividend (the "**Dividend**") of US$0.255 per ordinary share, or US$0.510 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 28, 2026, Beijing Time and New York Time, respectively, payable in U.S. dollars. The ex-dividend date for holders of ordinary shares in Hong Kong will be September 25, 2026 and the ex-dividend date for holders of ADSs will be September 28, 2026. The aggregate amount of the Dividend to be paid will be approximately US$230 million, which will be funded by surplus cash on the Company's balance sheet.

For holders of ordinary shares, in order to qualify for the Dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 28, 2026 (Beijing/Hong Kong Time). Dividend to be paid to the Company's ADS holders through the Depositary will be subject to the terms of the Deposit Agreement. The payment date is expected to be on October 6, 2026 for holders of ordinary shares and on or around October 14, 2026 for holders of ADSs.

Shareholder Return Plan

On March 18, 2026, the Company announced that, subject to the final determination of the Board and the prevailing market conditions, the Company expects to allocate no less than 50% of the Company's adjusted net income (a non-GAAP financial measure) of the preceding fiscal year for distribution of dividend under the annual dividend policy and share repurchases for each of the next three years starting from 2026.

In addition, on March 18, 2026, the Board approved amendments to the share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company's shares (including ADSs) over the extended term of the program through August 28, 2027.

Business Outlook

In the second half of 2026, the Company will continue to expand its user base and strengthen its industry leadership. At the same time, we will deepen relationships with existing customers, deliver greater service value, and further enhance user satisfaction and brand awareness.

First, we will remain focused on user growth, with particular emphasis on structural growth opportunities among blue-collar workers, small-to-medium enterprises, and users in lower-tier cities.

Second, we will deepen our engagement with customer segments where we have established strengths, including white-collar recruitment and large enterprises. Through more targeted operations, tailored solutions and continued business model innovation, we aim to deliver greater value to these customers.

Third, we will remain firmly committed to AI and continue investing in our proprietary foundation models. We will accelerate the development of our AI-powered products and services, deepen our understanding of users' needs and preferences, and improve recruitment accuracy and efficiency. At the same time, we will advance the rollout of closed-loop recruitment service and explore new commercial applications for our AI capabilities.

Fourth, we will continue to advance our overseas and other new businesses in a steady and disciplined manner. In our existing markets, we will focus on expanding our user base and improving the user experience. As we explore monetization opportunities, we will also identify and pursue opportunities in additional markets and user segments.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the six months ended June 30,	
	2025 (Unaudited)	**2026 (Unaudited)**
	(RMB in thousands)	
Revenues		
Online recruitment services to enterprise customers	3,978,981	**4,441,762**
Others	46,729	**25,633**
Total revenues	4,025,710	**4,467,395**
Operating cost and expenses		
Cost of revenues[1]	(618,265)	**(610,638)**
Sales and marketing expenses[1]	(911,100)	**(1,083,176)**
Research and development expenses[1]	(839,614)	**(854,325)**
General and administrative expenses[1]	(576,485)	**(440,645)**
Total operating cost and expenses	(2,945,464)	**(2,988,784)**
Other operating income, net	10,740	**8,237**
Income from operations	1,090,986	**1,486,848**
Interest and investment income, net	306,461	**2,413,419**
Foreign exchange gain	54	**1,057**
Other (expenses)/income, net	(1,168)	**16,005**
Income before income tax expenses	1,396,333	**3,917,329**
Income tax expenses	(173,065)	**(849,207)**
Net income	1,223,268	**3,068,122**

MANAGEMENT DISCUSSION AND ANALYSIS

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the six months ended June 30,	
	2025 (Unaudited)	**2026 (Unaudited)**
	(RMB in thousands)	
Cost of revenues	16,507	**5,559**
Sales and marketing expenses	126,593	**114,862**
Research and development expenses	166,598	**143,053**
General and administrative expenses	171,791	**113,949**
Total	481,489	**377,423**

Revenues

Our revenues primarily come from online recruitment services provided to paid enterprise customers. Our revenues increased by 11.0% from RMB4,025.7 million for the six months ended June 30, 2025 to RMB4,467.4 million for the six months ended June 30, 2026. This increase was primarily driven by the paid enterprise customer growth. In particular, revenues from online recruitment services to enterprise customers increased by 11.6% from RMB3,979.0 million for the six months ended June 30, 2025 to RMB4,441.8 million for the six months ended June 30, 2026. Revenues from other services, which mainly comprise paid value-added services offered to job seekers, decreased from RMB46.7 million for the six months ended June 30, 2025 to RMB25.6 million for the six months ended June 30, 2026. The decrease was mainly driven by the optimization of certain value-added features for job seekers since the third quarter of 2025. The Company simplified these offerings to enhance the value proposition for job seekers, prioritizing platform engagement and long-term ecosystem growth.

Cost of Revenues

Our cost of revenues decreased by 1.2% from RMB618.3 million for the six months ended June 30, 2025 to RMB610.6 million for the six months ended June 30, 2026, which was primarily attributable to a decrease in employee-related expenses, partially offset by an increase in server and bandwidth cost.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 18.9% from RMB911.1 million for the six months ended June 30, 2025 to RMB1,083.2 million for the six months ended June 30, 2026, which was primarily attributable to increases in advertising and marketing expenses.

Research and Development Expenses

Our research and development expenses increased by 1.8% from RMB839.6 million for the six months ended June 30, 2025 to RMB854.3 million for the six months ended June 30, 2026, which was primarily attributable to increases in cloud service fee and server depreciation expenses, partially offset by a decrease in employee-related expenses.

MANAGEMENT DISCUSSION AND ANALYSIS

General and Administrative Expenses

Our general and administrative expenses decreased by 23.6% from RMB576.5 million for the six months ended June 30, 2025 to RMB440.6 million for the six months ended June 30, 2026, which was mainly due to a decrease in employee-related expenses.

Income from Operations

As a result of the foregoing, our income from operations increased by 36.3% from RMB1,091.0 million for the six months ended June 30, 2025 to RMB1,486.8 million for the six months ended June 30, 2026.

Interest and Investment Income

Our interest and investment income for the six months ended June 30, 2026 was RMB2,413.4 million, compared with RMB306.5 million for the six months ended June 30, 2025. The increase was primarily attributable to investment income of RMB2,080.2 million arising from fair value changes of investments in an investee company, which completed its initial public offering in January 2026.

Income Tax Expenses

Our income tax expenses for the six months ended June 30, 2026 were RMB849.2 million, compared with RMB173.1 million for the six months ended June 30, 2025. The increase was primarily driven by the tax effect of RMB520.1 million associated with the aforementioned investment income, together with withholding tax of RMB27.3 million, a top-up tax of RMB25.9 million under the Pillar Two rules, and an increase in income from operations.

Net Income

Our net income for the six months ended June 30, 2026 was RMB3,068.1 million, compared with RMB1,223.3 million for the six months ended June 30, 2025. The increase was primarily attributable to increases in income from operations and interest and investment income, partially offset by an increase in income tax expenses.

Liquidity and Capital Resources

During the Reporting Period, we funded our operations primarily through cash generated from operations. As of June 30, 2026, our cash and cash equivalents, short-term time deposits and short-term investments (excluding investments in equity securities) totaled RMB18.8 billion, and net cash provided by operating activities for the six months ended June 30, 2026 was RMB2.1 billion.

Interest-bearing Bank and Other Borrowings

As of June 30, 2026, the Group did not have any interest-bearing bank and other borrowings.

MANAGEMENT DISCUSSION AND ANALYSIS

Significant Investments

As of June 30, 2026, the Group held 1,486,720 shares in Z.AI Co., Ltd. (“**Zhipu**”), representing approximately 0.3% of total issued share capital of Zhipu. Zhipu is principally engaged in the provision of large model related services in the PRC. As of June 30, 2026, the cost of the Group’s investment in Zhipu was approximately RMB52.7 million, and the fair value of the investment was approximately RMB2.1 billion, representing approximately 8.0% of the Group’s total assets as of the same date. During the Reporting Period, the Group recognized an unrealized fair value gain of approximately RMB2,080.2 million in respect of this investment, with no realized gain/loss or dividend income recognized.

The Group invested in Zhipu as a medium-term financial investment. The Group will continue to monitor the business and financial performance of Zhipu, the market price of its shares and prevailing market conditions, and will review its holding in the investment having regard to the Group’s overall investment strategy and liquidity requirements.

Save as disclosed above, the Group did not have any significant investments as of June 30, 2026 (including any investment in an investee company with a value of 5% or more of the Group’s total consolidated assets).

Material Acquisitions and Disposals

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associates or joint ventures during the Reporting Period.

Pledge of Assets

As of June 30, 2026, the Group did not have any pledge of assets.

Future Plans for Material Investments and Capital Assets

As of June 30, 2026, the Group did not have any detailed future plans for material investments or capital assets.

Gearing Ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined as interest-bearing borrowings. As of June 30, 2026, the Group’s gearing ratio was nil as the Group had no interest-bearing borrowings.

MANAGEMENT DISCUSSION AND ANALYSIS

Foreign Exchange Exposure

Substantially all of our revenues and the majority of our expenses are denominated in RMB. We have not used any derivative financial instruments to hedge exposure to foreign currency exchange risk arising from the U.S. dollar-denominated cash and cash equivalents, short-term time deposits and short-term investments. However, we monitor this risk by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollars would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollars against the RMB would have a negative effect on the U.S. dollar amount available to us.

Contingent Liabilities

As of June 30, 2026, the Group had no material contingent liabilities.

Capital Commitment

As of June 30, 2026, the Group had no material capital commitment.

Employees and Remuneration Policies

As of June 30, 2026, the Group had a total of 5,219 employees. The following table sets forth the total number of full-time employees by function as of June 30, 2026:

Function	Number of employees	% of total
Sales and marketing	2,929	56.1%
Research and development	1,119	21.4%
Operations	822	15.8%
General administration	349	6.7%
Total	**5,219**	**100.0%**

As part of our retention strategy, we offer employees competitive salaries, performance-based bonuses (including year-end bonuses and company-level awards such as the "CEO Commendation Award" and "Special Contribution Award"), incentive share grants and other incentives. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased employer's liability insurance and additional commercial health insurance to increase insurance coverage of its employees. The Company has also adopted the 2020 Share Incentive Plan and the Post-IPO Share Scheme. In terms of training, the Group focuses on employees' long-term career growth and has established a comprehensive talent development and training system delivered through both online and offline channels, covering corporate culture, general competencies, business competencies and leadership development.

CORPORATE GOVERNANCE

WEIGHTED VOTING RIGHTS

The Company has adopted a weighted voting rights structure. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Zhao. As of June 30, 2026, assuming (i) no further Shares are issued under the Share Incentive Plans and (ii) without taking into account the voting rights attached to the 24,013,652 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Zhao beneficially owns and controls, through his intermediaries, an aggregate of 123,342,721 Class B Ordinary Shares and 3,567,680 Class A Ordinary Shares, representing (a) approximately 13.4% of our issued and outstanding Shares; (b) approximately 60.2% of the voting rights in our Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 13.4% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Techwolf Limited. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one-to-one ratio. As of June 30, 2026, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 123,342,721 Class A Ordinary Shares, representing approximately 15.0% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

(ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

CORPORATE GOVERNANCE

(iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

COMPLIANCE WITH THE CG CODE

During the Reporting Period, the Company has complied with all the code provisions of the CG Code set forth in Part 2 of Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the CG Code, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairman and the chief executive officer should be segregated and should not be performed by the same individual. The Company deviates from this provision because Mr. Zhao performs both the roles of the chairman of the Board and the chief executive officer of the Company. Mr. Zhao is the founder of the Group and has extensive experience in the business operations and management of the Group. The Board believes that vesting the roles of both chairman of the Board and chief executive officer to Mr. Zhao has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. This structure will enable the Company to make and implement decisions promptly and effectively. The Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees and independent non-executive Directors. The Board will continue to review and consider segregating the roles of chairman and the chief executive officer of the Company from time-to-time, and may recommend dividing the two roles between different people in the future, taking into account the circumstances of the Group as a whole.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Code, with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings in the Company's securities by Directors and relevant employees and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees, and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD COMMITTEES

The Board has established four committees, namely the Audit Committee, the Compensation Committee, the Nomination Committee and the Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the respective websites of the Company and the Hong Kong Stock Exchange.

CORPORATE GOVERNANCE

Audit Committee

The Board has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the CG Code.

The primary duties of the Audit Committee are, among other things, to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters, review the adequacy of our internal control over financial reporting, and review all related party transactions for potential conflict of interest situations and approving all such transactions.

The Audit Committee comprises three independent non-executive Directors, namely Ms. Hongyu Liu, Mr. Yonggang Sun, and Mr. Yan Li. Ms. Hongyu Liu, being the chairperson of the Audit Committee, has the related financial management expertise required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.

Corporate Governance Committee

The Board has established the Corporate Governance Committee in compliance with the CG Code and Rule 8A.30 of the Listing Rules. The primary duties of the Corporate Governance Committee are, among other things, to ensure that the Company is operated and managed for the benefit of all Shareholders and to ensure the Company’s compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company, and develop and recommend to the Board a set of corporate governance guidelines. The Corporate Governance Committee comprises three independent non-executive Directors, namely Mr. Yan Li, Mr. Yonggang Sun, and Ms. Hongyu Liu, with Mr. Yan Li as the chairperson of the Corporate Governance Committee.

CORPORATE GOVERNANCE

The following is a summary of work performed by the Corporate Governance Committee during the Reporting Period and up to the Latest Practicable Date:

- reviewed the structure, size and composition of the Board and Board committees, functions of the Board committees and the independence of the independent non-executive Directors;
- reviewed and monitored the training and continuous professional development of Directors and senior management;
- reviewed and recommended to the Board as to retaining the services of the Company's compliance advisor, including its remuneration and terms of its engagement;
- reviewed the Company's compliance with the CG Code and disclosure in the corporate governance report;
- reviewed the code of conduct and compliance manual applicable to Directors and employees;
- reviewed and monitored the Company's policies and practices on corporate governance, the compliance with legal and regulatory requirements, and made recommendations to the Board;
- reviewed and monitored all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on one hand and any WVR beneficiary on the other, and recommended the Board to continue the implementation of the relevant governance measures;
- reviewed and monitored the management of conflicts of interests of the Company and any potential conflict of interest between the Company, its subsidiaries and/or Shareholders on one hand and the WVR beneficiary on the other, and recommended the Board to continue the implementation of the relevant governance measures;
- reviewed the WVR beneficiary and his compliance with the relevant Listing Rules;
- reviewed the operation and management of the Company for the benefits of all Shareholders;
- sought to ensure effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;
- reviewed and discussed matters relating to its own performance; and
- reported on the work of the Corporate Governance Committee covering areas of its terms of reference.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Share[1]
Mr. Zhao	Interest through controlled corporation/founder of a discretionary trust/ beneficiary of a trust	123,342,721 Class B Ordinary Shares[2] (L)	100.00%
		3,567,680 Class A Ordinary Shares[2] (L)	0.43%
Mr. Tao Zhang	Beneficial interest	3,109,772 Class A Ordinary Shares[3] (L)	0.38%
Mr. Xu Chen	Beneficial interest	3,293,376 Class A Ordinary Shares[4] (L)	0.40%
Ms. Yang Mu	Beneficial interest	573,300 Class A Ordinary Shares[5] (L)	0.07%
Ms. Xiehua Wang	Beneficial interest	846,830 Class A Ordinary Shares[6] (L)	0.10%
Mr. Yonggang Sun	Beneficial interest	21,196 Class A Ordinary Shares[7] (L)	0.00%
Mr. Yan Li	Beneficial interest	16,848 Class A Ordinary Shares[8] (L)	0.00%
Ms. Hongyu Liu	Beneficial interest	8,424 Class A Ordinary Shares[9] (L)	0.00%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 820,297,131 Class A Ordinary Shares and 123,342,721 Class B Ordinary Shares issued and outstanding as of June 30, 2026 (excluding the 24,013,652 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position.

(2) Represents 123,342,721 Class B Ordinary Shares and 3,567,680 Class A Ordinary Shares held by Techwolf Limited, a British Virgin Islands company. The entire interest in Techwolf Limited is held by a trust established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

(3) Represents (i) 93,458 Class A Ordinary Shares held by Mr. Tao Zhang directly and the beneficial interest in (ii) 1,205,876 Class A Ordinary Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Tao Zhang under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 261,914 Class A Ordinary Shares underlying the outstanding options and 90,000 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 1,458,524 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(4) Represents (i) 153,340 Class A Ordinary Shares held by Mr. Xu Chen directly and the beneficial interest in (ii) 184,522 Class A Ordinary Shares issued to an employee shareholding trust pursuant to vested options granted to Mr. Xu Chen under the 2020 Share Incentive Plan, under which he is the ultimate beneficiary of these Shares, (iii) 1,421,000 Class A Ordinary Shares underlying the outstanding options and 100,000 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the 2020 Share Incentive Plan and (iv) 1,434,514 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(5) Represents (i) 81,560 Class A Ordinary Shares held by Ms. Yang Mu directly and the beneficial interest in (ii) 20,876 Class A Ordinary Shares underlying the outstanding options and 20,864 Class A Ordinary Shares underlying the outstanding restricted share units granted to her under the 2020 Share Incentive Plan and (iii) 450,000 Class A Ordinary Shares underlying the outstanding restricted share units granted to her under the Post-IPO Share Scheme.

(6) Represents (i) 564,700 Class A Ordinary Shares held by Ms. Xiehua Wang directly and (ii) the beneficial interest in 282,130 Class A Ordinary Shares underlying the outstanding options granted to her under the 2020 Share Incentive Plan.

(7) Represents (i) 12,772 Class A Ordinary Shares held by Mr. Yonggang Sun directly and (ii) the beneficial interest in 8,424 Class A Ordinary Shares underlying the outstanding options granted to him under the 2020 Share Incentive Plan.

(8) Represents (i) 12,636 Class A Ordinary Shares held by Mr. Yan Li directly and (ii) the beneficial interest in 4,212 Class A Ordinary Shares underlying the outstanding restricted share units granted to him under the Post-IPO Share Scheme.

(9) Represents 8,424 Class A Ordinary Shares held by Ms. Hongyu Liu directly.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2026, so far as the Directors are aware, the following persons (other than the Directors and chief executives whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Share[(1)]
Class A Ordinary Shares			
JPMorgan Chase & Co.[(2)]	Investment manager/beneficial owner/persons having a security interest in shares/trustee/approved lending agent	59,092,377 (L) 9,525,400 (S) 42,797,396 (P)	7.20% 1.16% 5.22%
Image Frame Investment (HK) Limited[(3)]	Beneficial interest	54,972,151 (L)	6.70%
Tencent Holdings Limited[(3)]	Interest through controlled corporation	54,972,151 (L)	6.70%
BlackRock, Inc.[(4)]	Interest through controlled corporation	52,225,083 (L) 13,066 (S)	6.37% 0.00%
Class B Ordinary Shares			
UBS Trustees (B.V.I.) Limited[(5)]	Trustee	123,342,721 (L)	100.00%
Techwolf Limited[(5)]	Beneficial interest	123,342,721 (L)	100.00%
Mr. Zhao[(5)]	Interest through controlled corporations/founder of a discretionary trust/beneficiary of a trust	123,342,721 (L)	100.00%

OTHER INFORMATION

Notes:

(1) The calculation is based on the total number of 820,297,131 Class A Ordinary Shares and 123,342,721 Class B Ordinary Shares issued and outstanding as of June 30, 2026 (excluding the 24,013,652 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans). The letter "L" stands for long position, the letter "S" stands for short position and the letter "P" stands for lending pool.

(2) JPMorgan Chase & Co. was interested in an aggregated 59,092,377 Class A Ordinary Shares (long position), 9,525,400 Class A Ordinary Shares (short position), and 42,797,396 Class A Ordinary Shares (lending pool) in the Company. According to the disclosure of interest notice filed by JPMorgan Chase & Co. regarding the relevant event on June 4, 2026, such Class A Ordinary Shares were held by JPMorgan Chase & Co. through certain of its controlled corporations.

(3) Image Frame Investment (HK) Limited, a company incorporated in Hong Kong, is a subsidiary of Tencent Holdings Limited, a public company listed on the Hong Kong Stock Exchange (HKEX: 0700). As such, Tencent Holdings Limited is deemed to be interested in the Class A Ordinary Shares held by Image Frame Investment (HK) Limited.

(4) BlackRock, Inc. was interested in 52,225,083 Class A Ordinary Shares (long position) and 13,066 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by BlackRock, Inc. regarding the relevant event on June 5, 2026, such Class A Ordinary Shares were held by BlackRock, Inc. through certain of its controlled corporations.

(5) Techwolf Limited is a British Virgin Islands company. The entire interest in Techwolf Limited is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of a trust, which was established by Mr. Zhao as the settlor for the benefit of Mr. Zhao and his family.

SHARE INCENTIVE PLANS

The Company has two existing share schemes, namely the 2020 Share Incentive Plan and the Post-IPO Share Scheme.

3,448,138 Class A Ordinary Shares, representing approximately 0.36% of the weighted average of issued and outstanding Shares of the Company, may be issued in respect of all awards granted during the Reporting Period to eligible participants pursuant to the Post-IPO Share Scheme.

The tables below set out the details of the outstanding awards under each share scheme during the Reporting Period.

1. 2020 Share Incentive Plan

We have undertaken not to grant any further awards under the 2020 Share Incentive Plan after the Listing. Further details of the 2020 Share incentive Plan are set out in the Listing Document and the Company's annual report for the year ended December 31, 2025.

OTHER INFORMATION

Details of the outstanding options under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise Price per Share (US$)	Outstanding as of January 1, 2026	Exercised during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2026	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Directors										
Tao Zhang	Executive Director and Chief Technology Officer[2]	October 16, 2020	4 years	10 years	3.0807	261,914	–	–	261,914	N/A
Xu Chen	Executive Director and President[3]	August 1, 2018 to February 18, 2021	4 years	10 years	0.5-3.0807	1,421,000	–	–	1,421,000	N/A
Yang Mu	Executive Director	June 1, 2021	4 years	10 years	5.33	20,876	–	–	20,876	N/A
Xiehua Wang	Executive Director	February 27, 2020 to December 1, 2020	4 years	10 years	3.0807	282,130	–	–	282,130	N/A
Yonggang Sun	Independent non-executive Director	July 10, 2021 to June 15, 2022	Immediately	10 years	0.0001	8,424	–	–	8,424	N/A
Other grantees by category										
Employee participants	N/A	January 9, 2016 to June 12, 2021	Immediately; 2 years and 4 years	10 years	0.0001-9	25,368,266	349,354	10,000	25,008,912	7.67
Service providers	N/A	September 22, 2016 to August 1, 2020	4 years	10 years	0.5-3.0807	70,000	–	–	70,000	N/A
Total						**27,432,610**	**349,354**	**10,000**	**27,073,256**	

Notes:

(1) There was no option which lapsed during the Reporting Period.

(2) Mr. Tao Zhang has been appointed as the Rotating President of the Company with effect from September 1, 2026.

(3) Mr. Xu Chen has ceased to act as the President of the Company by rotation, and has resumed the role of Chief Marketing Officer of the Company with effect from September 1, 2026.

OTHER INFORMATION

Details of the outstanding restricted share units under the 2020 Share Incentive Plan (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase Price per Share (US$)	Outstanding as of January 1, 2026	Vested and settled during the Reporting Period	Cancelled during the Reporting Period[1]	Outstanding as of June 30, 2026	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors									
Tao Zhang	Executive Director and Chief Technology Officer[2]	March 15, 2022 to December 3, 2022	4 years	–	117,450	27,450	–	90,000	6.70
Xu Chen	Executive Director and President[3]	March 15, 2022 to December 3, 2022	4 years	–	105,072	5,072	–	100,000	6.73
Yang Mu	Executive Director	March 15, 2022 to December 2, 2022	4 years	–	24,774	3,910	–	20,864	6.70
Xiehua Wang	Executive Director	March 15, 2022 to June 15, 2022	4 years	–	151,504	151,504	–	–	7.10
Other grantees by category									
Employee participants	N/A	March 15, 2022 to December 5, 2022	4 years	–	2,902,572	943,684	75,862	1,883,026	6.73
Service providers	N/A	September 15, 2022	4 years	–	20,000	20,000	–	–	6.88
Total					**3,321,372**	**1,151,620**	**75,862**	**2,093,890**	

Notes:

(1) There was no restricted share unit which lapsed during the Reporting Period.

(2) (3) Please refer to Notes (2)(3) on page 22 above.

OTHER INFORMATION

2. Post-IPO Share Scheme

The total number of Shares which may be issued upon exercise of all awards to be granted under the Post-IPO Share Scheme and awards to be granted under any other share schemes of the Company is 86,380,904 Class A Ordinary Shares, being no more than 10% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Scheme Mandate Limit**") and the total number of existing Class A Ordinary Shares in issue which may be transferred as award shares underlying a grant pursuant to the Post-IPO Share Scheme is such number of Class A Ordinary Shares being 3% of the Shares in issue on the Listing Date and rounded down to the nearest integer (the "**Existing Shares Mandate Limit**"). Pursuant to the terms of the Post-IPO Share Scheme, the Company can direct and procure a trustee administering the scheme to make on-market purchases of shares and transfer the relevant number of existing shares to satisfy the grants made thereunder. For the avoidance of doubt, the Existing Shares Mandate Limit shall not count toward the Scheme Mandate Limit. Shares which have lapsed in accordance with the terms of the rules of the Post-IPO Share Scheme (or any other share schemes of the Company) shall not be counted for the purpose of calculating the Scheme Mandate Limit.

As of January 1, 2026, 51,465,212 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme. During the Reporting Period, 3,448,138 Class A Ordinary Shares underlying awards were granted to eligible participants pursuant to the Post-IPO Share Scheme. As of June 30, 2026, 48,425,628 Class A Ordinary Shares were available for grant under the Post-IPO Share Scheme.

Details of the outstanding options granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Exercise Period	Exercise price per Share (HK$)	Outstanding as of January 1, 2026	Granted during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of June 30, 2026	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of options at the date of grant during the Reporting Period (HK$)	Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period (US$)
Employee participants	N/A	September 16, 2024	4 years	10 years	47.05	120,000	–	–	–	120,000	None	N/A	N/A	N/A
Total						**120,000**	**–**	**–**	**–**	**120,000**				

Note:

(1) There were no options which were cancelled during the Reporting Period.

OTHER INFORMATION

Details of the outstanding share awards in the form of restricted share units granted under the Post-IPO Share Scheme (to be satisfied by new Shares) during the Reporting Period are as follows:

Name	Role	Date of Grant	Vesting Period	Purchase price per Share (US$)	Outstanding as of January 1, 2026	Granted during the Reporting Period	Vested and settled during the Reporting Period	Lapsed during the Reporting Period[1]	Outstanding as of June 30, 2026	Performance Targets	Closing price of Shares immediately before the date of grant during the Reporting Period (HK$)	Fair value of restricted share units at the date of grant during the Reporting Period[2] (HK$)	Weighted average closing price of Shares immediately before the date of vesting and settlement during the Reporting Period (US$)
Directors													
Tao Zhang	Executive Director and Chief Technology Officer[3]	March 27, 2023	4 years	–	48,018	–	24,008	–	24,010	None	N/A	N/A	6.57
Yang Mu	Executive Director	March 27, 2023 to March 18, 2025	4 years	–	320,000	–	40,000	–	280,000	None	N/A	N/A	6.57
Yonggang Sun	Independent non-executive Director	June 15, 2025	1 year	–	4,212	–	4,212	–	–	None	N/A	N/A	7.10
Yan Li	Independent non-executive Director	December 15, 2025	1 year	–	4,212	–	–	–	4,212	None	N/A	N/A	N/A
Hongyu Liu	Independent non-executive Director	June 15, 2025	1 year	–	4,212	–	4,212	–	–	None	N/A	N/A	7.10
Other grantees by category													
Employee participants	N/A	See Note (4) below	See Note (4) below	–	19,509,500	3,448,138	3,591,940	408,554	18,957,144	See Note (5) below	52.45; 53.45	52.45; 53.85	6.62
Total					**19,890,154**	**3,448,138**	**3,664,372**	**408,554**	**19,265,366**				

OTHER INFORMATION

Notes:

(1) There were no restricted share units which were cancelled during the Reporting Period.

(2) According to the accounting standard and policy adopted, the fair value of restricted share units is determined based on the market price of the Shares at the respective grant date.

(3) Please refer to Note (2) on page 22 above.

(4) The share awards can either be vested immediately or over a period of up to 4 years. For details of the date of grant and vesting period, please refer to the announcements dated March 28, 2023, June 16, 2023, September 18, 2023, December 15, 2023, March 17, 2024, June 16, 2024, September 16, 2024, December 16, 2024, March 19, 2025, June 16, 2025, September 16, 2025, December 16, 2025, March 22, 2026 and June 15, 2026 published by the Company, respectively.

(5) For details, please refer to the announcements dated March 22, 2026 and June 15, 2026 published by the Company, respectively.

Further details of the Post-IPO Share Scheme are set out in the section headed "Statutory and General Information – D. Share Incentive Plans – 2. Post-IPO Share Scheme" of Appendix IV to the Listing Document.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the Reporting Period, the Company repurchased, in accordance with Chapter 10 of the Listing Rules, a total of 18,476,701 ADSs (representing 36,953,402 Class A Ordinary Shares of the Company) (the "**Repurchased Shares**") at an aggregate consideration (before all the relevant expenses) of US$251,705,710.31 on the Nasdaq.

Particulars of the repurchases made by the Company during the Reporting Period are as follows:

Trading Month	**No. of Class A Ordinary Shares repurchased**	**Price paid per ordinary share**		**Aggregate consideration paid (before all the relevant expenses)**
		Highest (US$)	**Lowest** (US$)	(US$)
March	5,733,530	6.87	6.55	38,410,047.13
April	11,577,130	7.28	6.505	78,663,286.94
May	9,390,112	7.45	6.6225	65,155,005.28
June	10,252,630	7.25	6.3075	69,477,370.96
Total	**36,953,402**			**251,705,710.31**

OTHER INFORMATION

As of the date of this report, the Repurchased Shares have been cancelled. Upon cancellation of the Repurchased Shares, Mr. Zhao, the WVR Beneficiary of the Company simultaneously reduced his WVR in the Company proportionately by way of converting his Class B Ordinary Shares into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange (including the sale of treasury shares as defined under the Listing Rules) or on the Nasdaq during the Reporting Period. As of June 30, 2026, the Company did not hold any treasury shares.

USE OF PROCEEDS FROM THE SHARE OFFER

The Company conducted an offering of 34,500,000 Class A ordinary shares (the "**Share Offer**"), which became unconditional on July 4, 2025. The net proceeds from the Share Offer were approximately HK$2.2 billion. During the Reporting Period, the Company did not utilize the net proceeds from the Share Offer. There has been no change in the intended use of net proceeds as previously disclosed in the prospectus of the Company. The Company intends to utilize the remaining net proceeds from the Share Offer for the intended purposes within three years from the date of the Share Offer.

Purpose	**% of use of proceeds**	**Net proceeds** (HK$ million)	**Unutilised amount as at December 31, 2025** (HK$ million)	**Amount utilised during the six months ended June 30, 2026** (HK$ million)	**Unutilised amount as at June 30, 2026** (HK$ million)
Investment in technology and related infrastructure	45%	988.8	988.8	–	988.8
Development of new business initiatives	35%	769.0	769.0	–	769.0
Strategic acquisitions or investment opportunities that could have a synergistic effect with our existing business and support our growth strategies	10%	219.7	219.7	–	219.7
Working capital and general corporate purposes such as talent recruitment and retention, and other administrative uses to support the business operation	10%	219.7	219.7	–	219.7
Total	**100%**	**2,197.2**	**2,197.2**	**–**	**2,197.2**

OTHER INFORMATION

ANNUAL DIVIDEND

On August 25, 2026, the Board has approved an annual cash dividend, please refer to the section headed "Business Review and Outlook – Recent Developments – Declaration of Annual Cash Dividend" in this interim report.

INTERIM DIVIDEND

The Board did not recommend any interim dividend for the six months ended June 30, 2026.

DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Save as disclosed in this interim report, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules during the Reporting Period and as of the Latest Practicable Date.

MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Group during the Reporting Period.

SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

Save as disclosed above, there were no significant events that might affect the Company after June 30, 2026, and up to the date of this report.

APPROVAL OF INTERIM REPORT

The interim report of the Group for the six months ended June 30, 2026 was approved and authorised for issue by the Board on August 25, 2026.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of KANZHUN LIMITED
(incorporated in the Cayman Islands with limited liability)

Introduction
We have reviewed the interim financial information set out on pages 30 to 55, which comprises the interim condensed consolidated balance sheet of KANZHUN LIMITED (the "**Company**") and its subsidiaries and consolidated variable interest entities ("**VIEs**") and VIE's subsidiaries (together, the "Group") as at June 30, 2026 and the interim condensed consolidated statement of comprehensive income, the interim condensed consolidated statement of cash flows and the interim condensed consolidated statement of changes in shareholders' equity for the six-month period then ended, and selected explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("**U.S. GAAP**"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with U.S. GAAP. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review
We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with U.S. GAAP.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, August 25, 2026

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2025	**As of June 30, 2026**
		(RMB in thousands, except share and per share data)	
ASSETS			
Current assets			
Cash and cash equivalents		4,104,917	**2,580,279**
Short-term time deposits		6,390,158	**5,220,565**
Short-term investments	3	9,450,244	**13,143,766**
Accounts and notes receivable, net	4	33,137	**53,432**
Inventories		2,395	**2,163**
Amounts due from related parties	16	9,241	**10,415**
Prepayments and other current assets	5	365,205	**592,274**
Total current assets		20,355,297	**21,602,894**
Non-current assets			
Long-term time deposits		782,460	**–**
Long-term investments	3	1,898,178	**3,671,576**
Property, equipment and software, net	6	1,245,022	**1,277,199**
Right-of-use assets, net	12	161,452	**210,762**
Intangible assets, net	7	100,909	**91,608**
Goodwill		6,528	**6,528**
Deferred tax assets		18,168	**15,167**
Total non-current assets		4,212,717	**5,272,840**
Total assets		24,568,014	**26,875,734**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	8	119,966	**315,096**
Deferred revenue		3,235,959	**3,548,283**
Other payables and accrued liabilities	9	921,319	**1,177,248**
Operating lease liabilities, current	12	94,016	**116,667**
Total current liabilities		4,371,260	**5,157,294**

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of December 31, 2025	**As of June 30, 2026**
		(RMB in thousands, except share and per share data)	
Non-current liabilities			
Operating lease liabilities, non-current	12	64,027	**99,423**
Deferred tax liabilities		51,689	**570,764**
Total non-current liabilities		115,716	**670,187**
Total liabilities		4,486,976	**5,827,481**
Commitments and contingencies	17		
Shareholders' equity	10		
Ordinary shares (US$0.0001 par value; 1,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares authorised; 836,223,103 Class A ordinary shares issued and 800,557,411 outstanding, 130,430,401 Class B ordinary shares issued and outstanding as of December 31, 2025; 844,310,783 Class A ordinary shares issued and 770,373,779 outstanding, 123,342,721 Class B ordinary shares issued and outstanding as of June 30, 2026)		618	**619**
Treasury shares (35,665,692 and 73,937,004 shares held as of December 31, 2025 and June 30, 2026, respectively)		(203,993)	**(2,147,103)**
Additional paid-in capital		18,115,108	**18,367,610**
Statutory reserves		52,114	**52,114**
Accumulated other comprehensive income		842,701	**432,833**
Retained earnings		1,224,227	**4,326,028**
Total KANZHUN LIMITED shareholders' equity		20,030,775	**21,032,101**
Non-controlling interests		50,263	**16,152**
Total shareholders' equity		20,081,038	**21,048,253**
Total liabilities and shareholders' equity		24,568,014	**26,875,734**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the six months ended June 30, 2025	2026
		(RMB in thousands, except share and per share data)	
Revenues			
Online recruitment services to enterprise customers		3,978,981	**4,441,762**
Others		46,729	**25,633**
Total revenues	11	4,025,710	**4,467,395**
Operating cost and expenses			
Cost of revenues		(618,265)	**(610,638)**
Sales and marketing expenses		(911,100)	**(1,083,176)**
Research and development expenses		(839,614)	**(854,325)**
General and administrative expenses		(576,485)	**(440,645)**
Total operating cost and expenses		(2,945,464)	**(2,988,784)**
Other operating income, net		10,740	**8,237**
Income from operations		1,090,986	**1,486,848**
Interest and investment income, net		306,461	**2,413,419**
Foreign exchange gain		54	**1,057**
Other (expenses)/income, net		(1,168)	**16,005**
Income before income tax expenses		1,396,333	**3,917,329**
Income tax expenses	13	(173,065)	**(849,207)**
Net income		1,223,268	**3,068,122**
Net loss attributable to non-controlling interests		11,264	**33,679**
Net income attributable to ordinary shareholders of KANZHUN LIMITED		1,234,532	**3,101,801**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	For the six months ended June 30, 2025	2026
		(RMB in thousands, except share and per share data)	
Weighted average number of ordinary shares used in computing net income per share	15		
– Basic		876,959,135	**917,870,090**
– Diluted		901,237,045	**936,850,131**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED	15		
– Basic		1.41	**3.38**
– Diluted		1.37	**3.31**
Other comprehensive (loss)/income, net of tax			
Foreign currency translation adjustments		(41,650)	**(347,505)**
Net change in unrealized gains on available-for-sale investments			
– Unrealized gains		23,793	**13,484**
– Reclassification of gains to net income		–	**(76,279)**
Net change in unrealized gains on available-for-sale investments		23,793	**(62,795)**
Total other comprehensive loss		(17,857)	**(410,300)**
Total comprehensive income		1,205,411	**2,657,822**
Comprehensive loss attributable to non-controlling interests		11,322	**34,111**
Comprehensive income attributable to ordinary shareholders of KANZHUN LIMITED		1,216,733	**2,691,933**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Cash flows from operating activities		
Net income	1,223,268	**3,068,122**
Adjustments to reconcile net income to net cash provided by operating activities:		
Share-based compensation expenses	481,489	**377,423**
Depreciation of property, equipment and software	244,557	**264,279**
Amortization of right-of-use assets	78,270	**66,450**
Amortization of intangible assets	18,177	**9,301**
Loss from disposal of property, equipment and software	447	**19,196**
Foreign exchange gain	(54)	**(1,057)**
Interest and investment income	64,532	**(2,157,816)**
Deferred income tax (benefit)/expenses	(607)	**542,820**
Allowance for credit losses	282	**879**
Changes in operating assets and liabilities:		
Accounts and notes receivable	8,162	**(20,787)**
Inventories	336	**232**
Prepayments and other current assets	(180,148)	**(233,046)**
Amounts due from related parties	(2,531)	**(1,174)**
Accounts payable	989	**(2,867)**
Deferred revenue	216,647	**312,324**
Other payables and accrued liabilities	(26,242)	**(51,690)**
Operating lease liabilities	(72,569)	**(57,732)**
Net cash provided by operating activities	2,055,005	**2,134,857**
Cash flows from investing activities		
Purchases of property, equipment and software	(41,103)	**(118,705)**
Disposal of property, equipment and software	1,083	**508**
Purchases of time deposits	(4,722,037)	**(2,822,291)**
Maturities of time deposits	3,910,179	**4,565,232**
Purchases of short-term and long-term investments	(7,251,741)	**(18,350,122)**
Maturities of short-term and long-term investments	6,600,340	**14,863,901**
Net cash used in investing activities	(1,503,279)	**(1,861,477)**

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Cash flows from financing activities		
Proceeds from exercise of share-based awards	156,088	**13,400**
Payments for share repurchases	(93,408)	**(1,762,682)**
Payments for issuance cost of share offering	(4,402)	**–**
Net cash provided by/(used in) financing activities	58,278	**(1,749,282)**
Effect of exchange rate changes on cash and cash equivalents	(3,588)	**(48,736)**
Net increase/(decrease) in cash and cash equivalents	606,416	**(1,524,638)**
Cash and cash equivalents at beginning of the period	2,553,090	**4,104,917**
Cash and cash equivalents at end of the period	3,159,506	**2,580,279**
Supplemental cash flow disclosure		
Cash paid for income tax	265,496	**279,158**
Supplemental disclosures of non-cash investing and financing activities		
Changes in payables for purchase of property, equipment and software	(14,186)	**197,997**
Changes in consideration payable for share repurchases	(93,478)	**307,904**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary shares					Accumulated	(Accumulated		
	Number of shares outstanding	Amount	Treasury shares	Additional paid-in capital	Statutory reserves	other comprehensive income	deficit)/ Retained earnings	Non-controlling interests	Total shareholders' equity
				(RMB in thousands, except share data)					
Balance as of January 1, 2025	869,298,062	571	(1,519,708)	16,234,535	15,051	1,054,562	(917,640)	95,449	14,962,820
Net income	–	–	–	–	–	–	1,234,532	(11,264)	1,223,268
Foreign currency translation adjustments	–	–	–	–	–	(41,592)	–	(58)	(41,650)
Unrealized gains on available-for-sale investments	–	–	–	–	–	23,793	–	–	23,793
Share-based compensation	–	–	–	481,489	–	–	–	–	481,489
Exercise of share options and vesting of restricted share units ("RSUs")	16,350,686	–	799,323	(612,080)	–	–	–	–	187,243
Issuance of ordinary shares as treasury shares	–	15	(15)	–	–	–	–	–	–
Balance as of June 30, 2025	885,648,748	586	(720,400)	16,103,944	15,051	1,036,763	316,892	84,127	16,836,963
Balance as of January 1, 2026	**930,987,812**	**618**	**(203,993)**	**18,115,108**	**52,114**	**842,701**	**1,224,227**	**50,263**	**20,081,038**
Net income	**–**	**–**	**–**	**–**	**–**	**–**	**3,101,801**	**(33,679)**	**3,068,122**
Foreign currency translation adjustments	**–**	**–**	**–**	**–**	**–**	**(347,073)**	**–**	**(432)**	**(347,505)**
Net change in unrealized gains on available-for-sale investments	**–**	**–**	**–**	**–**	**–**	**(62,795)**	**–**	**–**	**(62,795)**
Share-based compensation	**–**	**–**	**–**	**377,423**	**–**	**–**	**–**	**–**	**377,423**
Exercise of share options and vesting of RSUs	**5,165,346**	**–**	**132,206**	**(124,921)**	**–**	**–**	**–**	**–**	**7,285**
Repurchase of ordinary shares	**(42,436,658)**	**–**	**(2,075,315)**	**–**	**–**	**–**	**–**	**–**	**(2,075,315)**
Issuance of ordinary shares as treasury shares	**–**	**1**	**(1)**	**–**	**–**	**–**	**–**	**–**	**–**
Balance as of June 30, 2026	**893,716,500**	**619**	**(2,147,103)**	**18,367,610**	**52,114**	**432,833**	**4,326,028**	**16,152**	**21,048,253**

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

KANZHUN LIMITED (the "Company") was incorporated under the laws of the Cayman Islands on January 16, 2014. The Company, through its subsidiaries, consolidated variable interest entity (the "VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in providing online recruitment services through a platform named "BOSS Zhipin" in the People's Republic of China (the "PRC" or "China").

2. BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements of the preceding fiscal year and include all adjustments necessary for a fair statement of results for the periods presented. The consolidated balance sheet as of December 31, 2025 was derived from the audited financial statements at that date but does not include all the information and notes required by U.S. GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2025. Significant accounting policies applied in these unaudited condensed consolidated financial statements are consistent with those of the audited consolidated financial statements for the preceding fiscal year. The interim results are not necessarily indicative of the results of operations expected for the full year or any future periods.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Short-term investments		
– Wealth management products	9,095,836	**10,656,130**
– Listed equity securities*	–	**2,137,367**
– Fixed rate notes	354,408	**350,269**
Total short-term investments	9,450,244	**13,143,766**
Long-term investments		
– Fixed rate notes	1,655,884	**3,461,556**
– Unlisted equity securities*	192,267	**110,020**
– Wealth management products	50,027	**100,000**
Total long-term investments	1,898,178	**3,671,576**

* In January 2026, an investee company completed its initial public offering, resulting in the termination of certain preferential rights (including redemption right and liquidation preference) associated with the investments. Accordingly, the investments, previously presented as long-term investments as of December 31, 2025, were reclassified to trading securities and presented as short-term investments as of June 30, 2026. The fair value of the investments fluctuated with changes in the investee company's share price.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. ACCOUNTS AND NOTES RECEIVABLE, NET

An aging analysis of accounts and notes receivable as of December 31, 2025 and June 30, 2026, based on recognition date and net of credit loss allowance, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Within 3 months	20,334	**35,953**
Between 3 months and 6 months	4,347	**7,201**
Between 6 months and 1 year	2,498	**3,675**
More than 1 year	5,958	**6,603**
Total	33,137	**53,432**

5. PREPAYMENTS AND OTHER CURRENT ASSETS

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Receivables from third-party online payment platforms	63,188	**175,805**
Prepaid advertising expenses and service fees	26,761	**121,501**
Prepaid income tax and value-added tax	119,604	**112,336**
Deposits	54,361	**51,480**
Staff loans and advances	12,769	**22,949**
Receivables related to the exercise of share-based awards*	68,564	**17,062**
Others	19,958	**91,141**
Total	365,205	**592,274**

* It mainly represents receivables from a third-party share option brokerage platform for the exercise of share-based awards due to the timing of settlement.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Electronic equipment	2,458,211	**2,738,175**
Leasehold improvement	123,605	**122,593**
Buildings	46,236	**46,236**
Motor vehicles	20,158	**23,849**
Software	9,834	**11,387**
Furniture and fixtures	11,630	**11,320**
Total cost	2,669,674	**2,953,560**
Less: accumulated depreciation	(1,424,652)	**(1,676,361)**
Total property, equipment and software, net	1,245,022	**1,277,199**

Depreciation expenses of property, equipment and software were RMB244.6 million and RMB264.3 million for the six months ended June 30, 2025 and 2026, respectively.

7. INTANGIBLE ASSETS, NET

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Customer relationships	94,000	**94,000**
Trademarks	92,587	**92,587**
Technology	80,000	**80,000**
Non-compete agreements	21,400	**21,400**
Database	1,000	**1,000**
Domains	909	**909**
Total cost	289,896	**289,896**
Less: accumulated amortization and impairment	(188,987)	**(198,288)**
Total intangible assets, net	100,909	**91,608**

Amortization expenses of intangible assets were RMB18.2 million and RMB9.3 million for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. ACCOUNTS PAYABLE

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Payables for purchase of property, equipment and software	47,978	**245,975**
Payables for server custody fees	38,778	**38,128**
Payables for advertising expenses	25,164	**19,547**
Others	8,046	**11,446**
Total	119,966	**315,096**

An aging analysis of accounts payable as of December 31, 2025 and June 30, 2026, based on recognition date, is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Within 3 months	103,744	**308,785**
Between 3 months and 6 months	4,558	**359**
Between 6 months and 1 year	6,330	**2,465**
More than 1 year	5,334	**3,487**
Total	119,966	**315,096**

9. OTHER PAYABLES AND ACCRUED LIABILITIES

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Salary, welfare and bonus payable	502,670	**492,924**
Consideration payable for share repurchases	22,231	**330,079**
Tax payable	211,487	**175,365**
Advance from customers*	114,044	**127,661**
Deposits	41,994	**33,642**
Others	28,893	**17,577**
Total	921,319	**1,177,248**

* It represents advance payments from customers, which are refundable under certain conditions and could be used to exchange for the Group's services.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. SHAREHOLDERS' EQUITY

Share repurchase programs

In August 2024, the Company's board of directors ("the Board") authorized a share repurchase program under which the Company may repurchase up to US$150 million of its shares (including in the form of American depositary shares ("ADSs")) over the following 12 months. In August 2025, the Board approved amendments to the share repurchase program adopted in August 2024, extending the program for a 12-month period through August 28, 2026 and authorizing repurchases of up to US$250 million of the Company's shares (including in the form of ADSs). In March 2026, the Board approved amendments to the share repurchase program, increasing the total authorization under the program to repurchase up to US$400 million of the Company's shares (including in the form of ADSs) over the extended term of the program through August 28, 2027.

During the six months ended June 30, 2026, the Company repurchased 42,436,658 Class A ordinary shares on the open market at an aggregate cost of approximately US$302.1 million. The repurchased shares were accounted for using the cost method, and recorded as treasury shares in shareholders' equity. No shares were repurchased during the six months ended June 30, 2025.

Dividends

Under the Company's annual dividend policy, in August 2026, the Board approved an annual cash dividend of US$0.255 per ordinary share, or US$0.510 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 28, 2026, Beijing Time and New York Time, respectively. The aggregate amount of the dividend to be paid will be approximately US$230 million.

No dividend was declared by the Company during the six months ended June 30, 2025 and 2026.

11. REVENUES

The Group defines enterprise customers who contributed revenues of RMB50,000 or more annually as key accounts, who contributed revenues between RMB5,000 and RMB50,000 annually as mid-sized accounts, and who contributed revenues of RMB5,000 or less annually as small-sized accounts. Revenues by source are as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Online recruitment services to enterprise customers	3,978,981	**4,441,762**
– Key accounts	967,233	**1,148,488**
– Mid-sized accounts	1,312,300	**1,393,447**
– Small-sized accounts	1,699,448	**1,899,827**
Others	46,729	**25,633**
Total	4,025,710	**4,467,395**

For revenues from online recruitment services to enterprise customers, RMB3,179.2 million and RMB3,606.0 million were recognized over time for the six months ended June 30, 2025 and 2026, respectively; RMB799.8 million and RMB835.8 million were recognized at a point in time for the six months ended June 30, 2025 and 2026, respectively.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES

The Group's operating leases are primarily for offices. The components of lease expenses are as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Operating lease expenses	87,039	**69,111**
Short-term lease expenses	2,505	**1,310**
Total	89,544	**70,421**

Supplemental balance sheet information related to operating leases is as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Right-of-use assets, net	161,452	**210,762**
Operating lease liabilities, current	94,016	**116,667**
Operating lease liabilities, non-current	64,027	**99,423**
Total operating lease liabilities	158,043	**216,090**

	As of December 31, 2025	**As of June 30, 2026**
Weighted average remaining lease term (in years)	2.24	**2.44**
Weighted average discount rate	4.39%	**3.66%**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12. OPERATING LEASES *(CONTINUED)*

Supplemental cash flow information related to operating leases is as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Cash paid for amounts included in the measurement of operating lease liabilities	86,536	**61,034**

Maturities of operating lease liabilities as of June 30, 2026 are as follows:

	Amount (RMB in thousands)
Succeeding period in 2026	**65,801**
2027	**95,423**
2028	**41,908**
2029	**14,922**
2030	**7,365**
2031 and thereafter	–
Total undiscounted lease payments	**225,419**
Less: imputed interest	**(9,329)**
Total operating lease liabilities	**216,090**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAX

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, no Cayman Islands withholding tax will be imposed upon payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group's subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on taxable income generated from operations in Hong Kong. Additionally, payments of dividends by subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Chinese mainland

Under the PRC Enterprise Income Tax Law (the "EIT Law"), domestic enterprises and foreign-invested enterprises are subject to a uniform enterprise income tax rate of 25%. In accordance with the implementation rules of the EIT Law, a qualified High and New Technology Enterprise ("HNTE") is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years and could be re-applied when the prior certificate expires. The consolidated VIE is qualified as an HNTE and enjoys a preferential income tax rate of 15% for the periods presented. In 2025, one of the Group's subsidiaries was also recognized as an HNTE, and is therefore entitled to the 15% preferential income tax rate from the year ended December 31, 2025.

Pursuant to the relevant laws and regulations issued by the State Taxation Administration of the PRC, enterprises engaged in research and development activities are entitled to claim a super deduction equal to 200% of qualifying research and development expenses as tax deductible expenses when computing taxable income, and this super deduction rate has been effective since October 1, 2022.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13. INCOME TAX *(CONTINUED)*

Chinese mainland *(Continued)*

Under the EIT Law, dividends distributed by a foreign-invested enterprise ("FIE") to its immediate holding companies outside of the Chinese mainland are generally subject to a 10% withholding tax. A lower withholding tax rate of 5% is applicable if the immediate holding company is incorporated in Hong Kong, directly holds at least 25% equity interest in the FIE, and meets the relevant requirements pursuant to the tax arrangement between Chinese mainland and Hong Kong. Dividends paid by the Company's subsidiaries in the Chinese mainland to its Hong Kong subsidiary meet these criteria and thus qualify for the 5% withholding tax rate. For the six months ended June 30, 2026, the Group recorded RMB27.3 million withholding tax expenses associated with earnings expected to be distributed from its FIEs to the Hong Kong subsidiary.

Pillar Two rules

The Group is subject to the Pillar Two rules published by the Organisation for Economic Co-operation and Development, which impose a top-up tax on profits arising in jurisdictions where the effective tax rate, calculated on a jurisdictional basis, is below the minimum rate of 15%. The corresponding Pillar Two legislation was enacted in Hong Kong with effect from 2025. In accordance with the requirements of Hong Kong's Pillar Two legislation, the Group recognized current income tax expenses of RMB25.9 million for the six months ended June 30, 2026, reflecting the current estimate of the top-up tax exposure borne by the Group.

Components of income tax expenses are as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Current income tax expenses	173,672	**306,387**
Deferred income tax (benefit)/expenses*	(607)	**542,820**
Total	173,065	**849,207**

* Other than the withholding tax expenses disclosed above, deferred income tax expenses for the six months ended June 30, 2026 consisted primarily of the tax effect of RMB520.1 million related to gains arising from fair value changes of investments in an investee company.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION

In 2020, the Group adopted the 2020 Share Incentive Plan, which allows the Group to grant share-based awards to directors, employees and consultants. In December 2022, the Group adopted the Post-IPO Share Scheme. The total number of Class A ordinary shares that may be issued under the Company's share schemes is 86,380,904.

(a) Share options

The following table summarizes activities of share options for the periods presented:

	Number of share options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		US$	In years	US$ in thousands
Outstanding as of January 1, 2025	44,678,228	3.11	5.44	169,354
Exercised	(10,129,698)	2.58		
Forfeited	(438,172)	3.49		
Outstanding as of June 30, 2025	34,110,358	3.26	4.97	192,966
Outstanding as of January 1, 2026	**27,552,610**	**3.19**	**4.49**	**192,823**
Exercised	**(349,354)**	**3.04**		
Forfeited	**(10,000)**	**0.50**		
Outstanding as of June 30, 2026	**27,193,256**	**3.19**	**4.00**	**88,117**
Vested and expected to vest as of June 30, 2026	**27,193,256**	**3.19**	**4.00**	**88,117**
Exercisable as of June 30, 2026	**27,073,256**	**3.18**	**3.98**	**88,068**

The aggregate intrinsic value is calculated as the difference between the exercise price of share options and the market value of the underlying ordinary share at each reporting date. As of June 30, 2026, unrecognized compensation expenses related to share options were immaterial.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14. SHARE-BASED COMPENSATION *(CONTINUED)*

(b) RSUs

The following table summarizes activities of RSUs for the periods presented:

	Number of RSUs	Weighted average grant-date fair value
		US$
Outstanding as of January 1, 2025	31,537,814	9.20
Granted	5,211,648	9.87
Vested	(6,220,988)	9.45
Forfeited	(1,825,794)	10.20
Outstanding as of June 30, 2025	28,702,680	9.20
Outstanding as of January 1, 2026	**27,053,630**	**9.40**
Granted	**7,843,146**	**6.98**
Vested	**(4,815,992)**	**9.61**
Forfeited	**(644,416)**	**8.35**
Outstanding as of June 30, 2026	**29,436,368**	**8.74**

As of June 30, 2026, there were US$194.6 million of unrecognized compensation expenses related to RSUs, which were expected to be recognized over a weighted-average period of 2.49 years and may be adjusted for future forfeitures.

(c) Share-based compensation expenses by function

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Cost of revenues	16,507	**5,559**
Sales and marketing expenses	126,593	**114,862**
Research and development expenses	166,598	**143,053**
General and administrative expenses	171,791	**113,949**
Total	481,489	**377,423**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15. NET INCOME PER SHARE

The computation of basic and diluted net income per share for the periods presented is as follows:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands, except share and per share data)	
Numerator		
Net income attributable to ordinary shareholders of KANZHUN LIMITED	1,234,532	**3,101,801**
Denominator		
Weighted average number of ordinary shares used in computing basic net income per share	876,959,135	**917,870,090**
Dilutive effect of share-based awards	24,277,910	**18,980,041**
Weighted average number of ordinary shares used in computing diluted net income per share	901,237,045	**936,850,131**
Net income per share attributable to ordinary shareholders of KANZHUN LIMITED		
– Basic	1.41	**3.38**
– Diluted	1.37	**3.31**

16. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following material transactions with certain companies controlled by Tencent Holdings Limited ("Tencent Group"), one of the Company's major beneficial owners:

	For the six months ended June 30,	
	2025	**2026**
	(RMB in thousands)	
Cloud services from Tencent Group	6,756	**12,338**
Online payment clearing services and other services from Tencent Group	5,699	**6,277**
Total	12,455	**18,615**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16. RELATED PARTY TRANSACTIONS AND BALANCES *(CONTINUED)*

Details of major amounts due from related parties are as follows:

	As of December 31, 2025	**As of June 30, 2026**
	(RMB in thousands)	
Receivables from the online payment platform of Tencent Group	8,732	**10,393**
Prepaid service fees to Tencent Group	509	**22**
Total	9,241	**10,415**

17. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is subject to legal proceedings in the ordinary course of business. The Group records a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. No material liabilities in this regard were recorded as of June 30, 2026.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from International Financial Reporting Standards ("IFRS"). The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS are as follows:

	As of December 31, 2025						
		IFRS adjustments					
Unaudited condensed consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	Preferred shares Note (iv)	Listing expenses Note (v)	Amounts as reported under IFRS
	(RMB in thousands)						
Right-of-use assets, net	161,452	–	(7,745)	–	–	–	153,707
Total assets	24,568,014	–	(7,745)	–	–	–	24,560,269
Additional paid-in capital	18,115,108	191,933	–	–	28,098,509	22,592	46,428,142
Accumulated other comprehensive income	842,701	–	–	(62,795)	1,246,796	–	2,026,702
Retained earnings/ (Accumulated deficit)	1,224,227	(191,933)	(7,745)	62,795	(29,345,305)	(22,592)	(28,280,553)
Total shareholders' equity	20,081,038	–	(7,745)	–	–	–	20,073,293

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

	As of June 30, 2026						
		IFRS adjustments					
Unaudited condensed consolidated balance sheets (extract)	Amounts as reported under U.S. GAAP	Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	Preferred shares Note (iv)	Listing expenses Note (v)	Amounts as reported under IFRS
	(RMB in thousands)						
Right-of-use assets, net	210,762	–	(7,090)	–	–	–	203,672
Total assets	26,875,734	–	(7,090)	–	–	–	26,868,644
Additional paid-in capital	18,367,610	114,016	–	–	28,098,509	22,592	46,602,727
Accumulated other comprehensive income	432,833	–	–	–	1,246,796	–	1,679,629
Retained earnings/ (Accumulated deficit)	4,326,028	(114,016)	(7,090)	–	(29,345,305)	(22,592)	(25,162,975)
Total shareholders' equity	21,048,253	–	(7,090)	–	–	–	21,041,163

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Unaudited condensed consolidated statements of comprehensive income (extract)	For the six months ended June 30, 2025				
	Amounts as reported under U.S. GAAP	IFRS adjustments			Amounts as reported under IFRS
		Share-based compensation Note (i)	Operating leases Note (ii)	Long-term investments Note (iii)	
	(RMB in thousands)				
Cost of revenues	(618,265)	2,802	656	–	(614,807)
Sales and marketing expenses	(911,100)	26,942	2,267	–	(881,891)
Research and development expenses	(839,614)	31,137	878	–	(807,599)
General and administrative expenses	(576,485)	45,050	601	–	(530,834)
Other operating income, net	10,740	–	2,146	–	12,886
Interest and investment income, net	306,461	–	(5,735)	29,741	330,467
Income tax expenses	(173,065)	–	–	(5,948)	(179,013)
Net income	1,223,268	105,931	813	23,793	1,353,805
Other comprehensive income					
Unrealized gains on available-for-sale investments	23,793	–	–	(23,793)	–

Unaudited condensed consolidated statements of comprehensive income (extract)	**For the six months ended June 30, 2026**				
	Amounts as reported under U.S. GAAP	**IFRS adjustments**			**Amounts as reported under IFRS**
		Share-based compensation Note (i)	**Operating leases Note (ii)**	**Long-term investments Note (iii)**	
	(RMB in thousands)				
Cost of revenues	**(610,638)**	**(320)**	**633**	**–**	**(610,325)**
Sales and marketing expenses	**(1,083,176)**	**36,766**	**1,916**	**–**	**(1,044,494)**
Research and development expenses	**(854,325)**	**13,221**	**534**	**–**	**(840,570)**
General and administrative expenses	**(440,645)**	**28,250**	**310**	**–**	**(412,085)**
Other operating income, net	**8,237**	**–**	**192**	**–**	**8,429**
Interest and investment income, net	**2,413,419**	**–**	**(2,930)**	**(83,223)**	**2,327,266**
Income tax expenses	**(849,207)**	**–**	**–**	**20,428**	**(828,779)**
Net income	**3,068,122**	**77,917**	**655**	**(62,795)**	**3,083,899**
Other comprehensive income					
Net change in unrealized gains on available-for-sale investments					
– Unrealized gains	**13,484**	**–**	**–**	**(13,484)**	**–**
– Reclassification of gains to net income	**(76,279)**	**–**	**–**	**76,279**	**–**

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

Notes:

(i) Share-based compensation

For share options and RSUs granted with service conditions, share-based compensation expenses were recognized over the requisite service period using straight-line method under U.S. GAAP while the graded vesting method must be applied under IFRS.

Additionally, under U.S. GAAP, it is allowed to make an entity-wide accounting policy election to account for forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS, forfeitures must be estimated and share-based compensation expenses should be recognized net of estimated forfeitures.

(ii) Operating leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and interest expenses related to lease liabilities were recorded together as lease expenses, which resulted in a straight-line recognition effect over lease terms.

Under IFRS, the amortization of right-of-use assets was recognized on a straight-line basis while interest expenses related to lease liabilities were recorded on the basis that lease liabilities were measured at amortized cost with more expenses recognized in earlier years of each lease term. Additionally, the amortization of right-of use assets and interest expenses related to lease liabilities were presented in separate line items of the consolidated statements of comprehensive income.

(iii) Long-term investments

In 2023, the Group made an investment in a private company, which contained certain substantive preferential rights including redemption at the Group's option upon the occurrence of certain contingent events that are out of the investee's control and liquidation preference over common shareholders. In January 2026, the investee company completed its initial public offering ("IPO"), resulting in the termination of those preferential rights associated with the investment.

Under U.S. GAAP, the above investment was initially classified as available-for-sale debt securities, which was measured at fair value at each reporting date, with unrealized gains (net of tax) recorded in other comprehensive income. Upon the investee company's IPO in January 2026 and the termination of the preferential rights, the investment was reclassified as trading securities and measured at fair value, with unrealized gains recorded in interest and investment income. The historical accumulated unrealized gains previously recorded in other comprehensive income were also reclassified to interest and investment income.

Under IFRS, since this investment could not meet the definition of equity instruments from the investee's perspective, and the related contractual cash flows do not represent solely payments of principal and interest, it should be classified as financial assets measured at fair value through profit or loss, with changes in fair value recognized in profit or loss.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

18. RECONCILIATION BETWEEN U.S. GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(iv) Preferred shares

Prior to the Company's IPO in the United States of America in June 2021, the Company had preferred shares, which were converted into ordinary shares upon the completion of the IPO.

Under U.S. GAAP, the preferred shares were classified as mezzanine equity because they were redeemable at the holders' option upon the occurrence of certain deemed liquidation events and certain events outside of the Company's control. The preferred shares were initially recorded at fair value, net of issuance cost. The accretion to the redemption value of preferred shares was recognized over the period starting from issuance date to the earliest redemption date.

Under IFRS, the preferred shares that were contingently redeemable at the holders' option were classified as financial liabilities at fair value through profit or loss, which were measured at fair value with the issuance cost recorded in general and administrative expenses. The amount of changes in the fair value of the financial liabilities attributable to changes in the credit risk of the financial liabilities was recorded in other comprehensive income/(loss) and the remaining amount of changes in the fair value was recorded in profit or loss.

The cumulative historical difference in measuring these preferred shares between U.S. GAAP and IFRS was carried forward to subsequent balance sheets.

(v) Listing expenses

Under U.S. GAAP, specific incremental cost directly attributable to the issuance of equity securities may be deferred and capitalized against the gross proceeds of the offering and presented in the shareholders' equity as a deduction from the proceeds.

Under IFRS, only expenses considered directly attributable to the issuance of new shares to investors can be capitalized. Expenses considered directly attributable to the listing of existing shares do not qualify for capitalization and must be expensed as incurred.

In relation to the listing expenses incurred for the Company's IPO, additional RMB22.6 million were expensed under IFRS in 2021. This cumulative historical difference between U.S. GAAP and IFRS was carried forward to subsequent balance sheets.

DEFINITIONS

"2020 Share Incentive Plan"	the 2020 global share plan our Company adopted in September 2020, which was amended and restated in May 2021, as amended from time to time
"ADS(s)"	American Depositary Shares issued by the Depositary pursuant to the Deposit Agreement in respect of our Class A Ordinary Shares deposited in our ADS program, each ADS representing two (2) Class A Ordinary Shares on deposit with the Custodian
"AI"	artificial intelligence
"Articles" or "Articles of Association"	the sixteenth amended and restated articles of association of the Company conditionally adopted by special resolutions of the Shareholders of the Company at the annual general meeting of the Company convened on June 25, 2026
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Audit Committee"	the audit committee of the Board
"Beijing Highland Wolf"	Beijing Highland Wolf Technology Co., Ltd. (北京漢藍沃夫技術有限公司), our WFOE from January 2024 to the date of this interim report, a limited liability company established under the laws of the PRC on December 6, 2023
"Beijing Huapin Borui"	Beijing Huapin Borui Network Technology Co., Ltd. (北京華品博睿網絡技術有限公司), a limited liability company established under the laws of the PRC on December 25, 2013
"Board"	the board of Directors
"CG Code"	the Corporate Governance Code set out in Appendix C1 to the Listing Rules
"China" or "PRC"	the People's Republic of China and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People's Republic of China and Taiwan
"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company's general meetings
"Class B Ordinary Share(s)"	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

DEFINITIONS

"Code"	the Management Trading of Securities Policy
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	KANZHUN LIMITED, a company with limited liability incorporated in the Cayman Islands on January 16, 2014
"Compensation Committee"	the compensation committee of the Board
"connected transaction(s)"	has the meaning ascribed to it under the Listing Rules
"Consolidated Affiliated Entity(ies)"	entities of which we are the primary beneficiary through the Contractual Arrangements, namely the VIE and its subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into among the WFOE, the VIE and the Registered Shareholders (as applicable)
"Corporate Governance Committee"	the corporate governance committee of the Board
"CRM system"	customer relationship management system
"Custodian"	Citibank, N.A. – Hong Kong, appointed by the Depositary to hold Class A Ordinary Shares deposited under the Deposit Agreement
"DAU"	daily active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given day at least once
"Deposit Agreement"	Deposit Agreement, dated as of June 15, 2021, by and among the Company, the Depositary, and the holders and beneficial owners of ADSs, as amended and supplemented from time to time

DEFINITIONS

"Depositary"	Citibank, N.A., the depositary of the Company's ADS program
"Director(s)"	the director(s) of our Company
"GAAP"	generally accepted accounting principles
"Group", "the Group", "we", "us" or "our"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange" or "HKEX"	The Stock Exchange of Hong Kong Limited
"IFRS"	International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board
"issued and outstanding Shares"	refers to the number of Shares issued and outstanding of the Company as of June 30, 2026 or the Latest Practicable Date (as applicable). The number of issued and outstanding Shares in the Director's Report and Other Information sections of this interim report is determined in accordance with the requirements under the Listing Rules while the number of issued and outstanding Shares in the consolidated financial statements is based on applicable accounting principles
"key accounts"	Paid enterprise customers who contributed RMB50,000 or more of revenues to us in a twelve-month period ended on the end of a given period
"Latest Practicable Date"	September 15, 2026
"Listing"	the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules on December 22, 2022
"Listing Date"	December 22, 2022, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Hong Kong Stock Exchange
"Listing Document"	the listing document of the Company dated December 16, 2022

DEFINITIONS

"Listing Rule(s)"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange
"MAU"	monthly active users, which refers to the number of verified user accounts, including both job seekers and enterprise users, that logged on to our BOSS Zhipin mobile app in a given month at least once
"Memorandum" or "Memorandum of Association"	the sixteenth amended and restated memorandum of association of the Company conditionally adopted by special resolutions of the shareholders of the Company at the annual general meeting of the Company convened on June 25, 2026
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules
"Mr. Zhao" or "Founder"	Mr. Peng Zhao, being the founder, chairman, and chief executive officer of the Company
"Nasdaq"	the Nasdaq Global Select Market
"Nomination Committee"	the nomination committee of the Board
"Post-IPO Share Scheme"	the share incentive plan conditionally approved and adopted by our Company at the annual general meeting of the Company convened on December 14, 2022, which took effect upon Listing
"Registered Shareholders"	the registered shareholders of the VIE, with respect to Beijing Huapin Borui, Mr. Zhao and Ms. Xu Yue
"Reporting Period"	for the six months ended June 30, 2026
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB" or "Renminbi"	Renminbi, the lawful currency of China

DEFINITIONS

"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2020 Share Incentive Plan and the Post-IPO Share Scheme
"Shareholder(s)"	holder(s) of our Share(s)
"subsidiary" or "subsidiaries"	has the meaning ascribed to it in section 15 of the Companies Ordinance
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules
"treasury shares"	has the meaning ascribed to it under the Listing Rules
"United States", "US" or "U.S."	United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	United States generally accepted accounting principles
"VIE"	Beijing Huapin Borui
"weighted voting rights" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Beijing Highland Wolf
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Zhao, being the holder of the Class B Ordinary Shares, entitling to weighted voting rights
"WVR structure"	has the meaning ascribed to it under the Listing Rules
"%"	per cent

BOSS
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